UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AMC Entertainment Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00165C104

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Atif Azher, Esq.

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

July 23, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00165C104	Page 2 of 17

1.	Names of Reporting Persons. SLA CM Avatar Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,746,680 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,746,680 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,746,680 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Represents shares of Class A Common Stock of AMC Entertainment Holdings, Inc. (the “Issuer”) which would be received upon conversion of $450 million principal amount of 2.95% Convertible Senior Notes due 2024 (the “Convertible Notes”) held by SLA CM Avatar Holdings, L.P. if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares of Class A Common Stock to be received upon conversion represent 18.6% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

CUSIP NO. 00165C104	Page 3 of 17

1.	Names of Reporting Persons. SLA CM GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,746,680 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,746,680 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,746,680 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐ ☐
13.	Percent of Class Represented by Amount in Row (11) 31.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million principal amount of Convertible Notes held by SLA CM Avatar Holdings, L.P. if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 18.6% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

CUSIP NO. 00165C104	Page 4 of 17

1.	Names of Reporting Persons. SL Alpine Aggregator GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,746,680 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,746,680 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,746,680 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million principal amount of Convertible Notes held by SLA CM Avatar Holdings, L.P. if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 18.6% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

CUSIP NO. 00165C104	Page 5 of 17

1.	Names of Reporting Persons. Silver Lake Alpine Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,662,240 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,662,240 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,662,240 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million principal amount of Convertible Notes held by SLA CM Avatar Holdings, L.P. as well as the $150 million principal amount of Convertible Notes held by a third party over which certain affiliates of Silver Lake may be deemed to have voting and dispositive power if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 23.3% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

CUSIP NO. 00165C104	Page 6 of 17

1.	Names of Reporting Persons. SLAA (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,662,240 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,662,240 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,662,240 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million principal amount of Convertible Notes held by SLA CM Avatar Holdings, L.P. as well as the $150 million principal amount of Convertible Notes held by a third party over which certain affiliates of Silver Lake may be deemed to have voting and dispositive power if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 23.3% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

CUSIP NO. 00165C104	Page 7 of 17

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,662,240 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,662,240 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,662,240 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million principal amount of Convertible Notes held by SLA CM Avatar Holdings, L.P. as well as the $150 million principal amount of Convertible Notes held by a third party over which certain affiliates of Silver Lake may be deemed to have voting and dispositive power if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 23.3% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

EXPLANATORY NOTE

This Schedule 13D is filed by the Reporting Persons (as defined below) and relates to their previous investment in September 2018 in 2.95% Convertible Senior Notes due 2024 of AMC Entertainment Holdings Inc. As a result of AMC Entertainment Holdings Inc.’s July 2019 delivery of a notice of election to settle any conversion of the 2.95% Convertible Senior Notes due 2024 solely in shares of Class A common stock of the Issuer, the Reporting Persons may be deemed the beneficial owners of the shares of Class A common stock deliverable upon conversion of 2.95% Convertible Senior Notes due 2024. As of the date of this filing, the conversion rate of the 2.95% Convertible Senior Notes due 2024 is 52.7704 shares of Class A common stock per $1,000 principal amount of Convertible Notes, which is equivalent to a conversion price of approximately $18.95 per share of Class A common stock.

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of AMC Entertainment Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One AMC Way, 11500 Ash Street, Leawood, Kansas 66211.

Item 2. Identity and Background

(a) and (f). This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”), each of which is a Delaware entity:

1. SLA CM Avatar Holdings, L.P. (“SLA Avatar”),

2. SLA CM GP, L.L.C. (“SLA GP”),

3. SL Alpine Aggregator GP, L.L.C. (“SLA GP LLC”),

4. Silver Lake Alpine Associates, L.P. (“SLAA”),

5. SLAA (GP), L.L.C. (“SLAA GP”), and

6. Silver Lake Group, L.L.C. (“SLG” and, together with SLA Avatar, SLA GP, SLA GP LLC, SLAA and SLAA GP, “Silver Lake”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c). The general partner of SLA Avatar is SLA GP. The sole member of SLA GP is SLA GP LLC. The managing member of SLA GP LLC is SLAA. The general partner of SLAA is SLAA GP. The managing member of SLAA GP is SLG. Certain information concerning the identity and background of each of the managing members of SLG is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2. The principal business of SLA Avatar is to invest in securities. The principal business of SLA GP is to serve as the general partner of SLA Avatar and certain of its affiliates. The principal business of SLA GP LLC is to serve as the sole member of SLA GP and to manage investments through other partnerships and limited liability companies. The principal business of SLAA is to serve as the managing member of SLA GP LLC and to manage investments through other partnerships and limited liability companies. The principal business of SLAA GP is to serve as the general partner of SLAA and to manage investments through other partnerships and limited liability companies. The principal business of SLG is to serve as the managing member of SLAA GP and to manage investments through other partnerships and limited liability companies. The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(d) and (e). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On September 14, 2018, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with an affiliate of SLG. Pursuant to the Investment Agreement, on September 17, 2018, SLA Avatar Holdings I, L.P., an affiliate of the Reporting Persons, purchased from the Issuer $600,000,000 aggregate principal amount of the Issuer’s 2.95% Convertible Senior Notes due 2024 (the “Convertible Notes”) for a purchase price equal to 100% of the principal amount, subject to certain adjustments for expense reimbursement. In connection with such purchase, an affiliate of SLA Avatar Holdings I, L.P. entered into a note purchase agreement (the “Syndication Note Purchase Agreement”) with Sargas Investment Pte. Ltd., (the “Syndication Purchaser”), an entity not affiliated with the Reporting Persons, pursuant to which the Syndication Purchaser purchased $150,000,000 aggregate principal amount of the Convertible Notes purchased by SLA Avatar Holdings I, L.P. from the Issuer. The funds required for the purchase by SLA Avatar Holdings I, L.P. were provided through equity contributions from equityholders of SLA Avatar Holdings I, L.P., proceeds from a margin loan facility which has been repaid as of the date of this filing, as well as the proceeds from the Syndication Note Purchase Agreement.

On October 31, 2019, in connection with an internal reorganization of certain investments held on behalf of certain investment funds affiliated with SLA Avatar Holdings I, L.P., SLA Avatar Holdings I, L.P. effected an in-kind distribution of the Convertible Notes to SLA Avatar.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the Convertible Notes for investment purposes. Pursuant to the Investment Agreement, SLA Avatar has the right to nominate a director to the board of directors of the Issuer (the “Board”). Mr. Lee Wittlinger, Managing Director at SLG, was appointed to serve as a member of the board of directors of the Issuer in connection with the closing of the purchase of the Convertible Notes.

Although the Reporting Persons do not currently have any specific plan or proposal to convert the Convertible Notes, sell the Convertible Notes or the Class A Common Stock issuable upon conversion thereof, except as described herein, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional shares of Class A Common Stock or securities convertible, exchangeable or exercisable for or into shares of Class A Common Stock or dispose of any or all of the Convertible Notes or the shares of Class A Common Stock issuable upon conversion thereof (including, without limitation, distributing some or all of such shares of Class A Common Stock to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring Convertible Notes or shares of Class A Common Stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction in connection with a permitted financing, in each case in accordance with the agreements described in Item 6 below), depending upon an ongoing evaluation of its investment in the Convertible Notes and/or Class A Common Stock, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Subject to the terms of the Investment Agreement (described in Item 6 below), the Reporting Persons may request or demand a registration statement be filed by the Issuer and be made available and effective so that they may, if they later decide, deliver to the Issuer take-down notices in connection therewith or otherwise to sell Convertible Notes and/or shares of Class A Common Stock utilizing such registration statement.

Each Reporting Person, solely in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Annex A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own 23,746,680 shares of the Issuer’s Class A Common Stock, or 31.2% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is based on the 23,746,680 shares of Class A Common Stock which would be received upon conversion of the $450 million aggregate principal amount of Convertible Notes held by SLA Avatar. In addition, SLAA, SLAA GP and SLG may be deemed the beneficial owner over an additional 7,915,567 shares of Class A Common Stock which would be received by the Syndication Purchaser upon conversion of the $150 million aggregate principal amount of Convertible Notes it holds, based on the rights granted to Silver Lake under the Syndication Note Purchase Agreement, as further described below in Item 6. As a result, in the aggregate, SLAA, SLAA GP and SLG may be deemed the beneficial owner over 31,662,240 shares of Class A Common Stock, or 37.6% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Exchange Act. The shares of Class A Common Stock which would be received upon conversion of the total $600 million aggregate principal amount of Convertible Notes reported herein would equal approximately 23.3% of the total common stock of the Issuer which would be outstanding following such conversion, representing approximately 11.7% of the total voting power of all common stock which would be outstanding following such conversion.

Calculations of beneficial ownership and voting power described herein are based (i) on the current conversion rate of the Convertible Notes of 52.7704 shares of Class A Common Stock which would be delivered upon conversion of each $1,000 principal amount of Convertible Notes, which is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock, and (ii) 52,472,503 shares of Class A Common Stock and 51,769,784 shares of Class B common stock of the Issuer outstanding as of February 21, 2020, as set forth in the Issuer’s Annual Report on Form 10-K, filed on February 28, 2020.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) None of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

Indenture Governing the Convertible Notes

The Issuer issued the Convertible Notes pursuant to an Indenture, dated as of September 14, 2018 (the “Indenture”), by and between the Issuer, the guarantors party thereto and U.S. Bank National Association, as trustee. The Convertible Notes bear interest at a rate of 2.95% per annum, payable semiannually in arrears on September 15 and March 15 of each year. The Convertible Notes will mature on September 15, 2024, subject to earlier conversion by the holders thereof, repurchase by the Issuer or redemption by the Issuer. Under the terms of the Indenture, upon conversion by a holder of the Convertible Notes, the Issuer shall deliver at its election either cash, shares of the Issuer’s Class A Common Stock or a combination of cash and shares of the Issuer’s Class A Common Stock at a conversion rate as set forth in the Indenture (the “Conversion Rate”) subject to customary anti-dilution adjustments. The initial Conversion Rate is 52.7704 shares of Class A Common Stock per $1,000 principal amount of the Convertible Notes (which represented an initial conversion price of $20.50 per share minus the amount of the special cash dividend (the “Special Dividend”) of $1.55 per share of Class A Common Stock and Class B Common Stock declared by the Board on September 14, 2018). In addition to typical anti-dilution adjustments, in the event that the then-applicable conversion price is greater than 120% of the average of the volume-weighted average price of the Issuer’s Class A Common Stock for the ten days prior to the second anniversary of issuance (the “Reset Conversion Price”), the conversion price for the Convertible Notes is subject to a reset provision that would adjust the conversion price downward to such Reset Conversion Price. However, this conversion price reset provision is subject to a conversion price floor such that the shares of the Issuer’s Class A Common Stock issuable upon conversion would not exceed 30% of the Issuer’s then outstanding fully-diluted share capital, as adjusted for the forfeiture of certain shares of the Issuer’s Class B Common Stock held by Wanda America Entertainment, Inc. (“Wanda”) pursuant to the Wanda Repurchase Agreement (as defined below). Additionally, the Conversion Rate will be adjusted if any cash dividend or distribution is made to all or substantially all holders of the Issuer’s common stock (other than the Special Dividend and a regular, quarterly cash dividend that does not exceed $0.20 per share until the second anniversary of issuance and $0.10 per share thereafter). Any Convertible Notes that are converted in connection with a Make-Whole Fundamental Change (as defined in the Indenture) are, under certain circumstances, entitled to an increase in the Conversion Rate. On July 23, 2019, the Issuer delivered a notice to Silver Lake specifying that it has elected to satisfy its conversion obligation in shares of Class A Common Stock with respect to the Convertible Notes held by Silver Lake and the Syndication Purchaser. Pursuant to the Indenture, upon ten trading days’ notice to Silver Lake, the Issuer may change its election to deliver shares of Class A Common Stock upon conversion of the Convertible Notes.

The Issuer has the option to redeem the Convertible Notes for cash on or after the fifth anniversary of issuance at par if the price for the Issuer’s Class A Common Stock is equal to or greater than 150% of the then applicable conversion price for 20 or more trading days out of a consecutive 30 day trading period (including the final three trading days) and also may have the option to redeem the Convertible Notes if the reset provision described above is triggered at a redemption price in cash that would result in the noteholders realizing a 15% IRR (as defined in the Indenture) from the date of issuance regardless of when any particular noteholder acquired its Convertible Notes.

With certain exceptions, upon a change of control of the Issuer or if the Issuer’s Class A Common Stock is not listed for trading on The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market, the holders of the Convertible Notes may require that the Issuer repurchase in cash all or part of the principal amount of the Convertible Notes at a purchase price equal to the principal amount plus accrued and unpaid interest up to, but excluding, the date of repurchase. The Indenture includes restrictive covenants that, subject to specified exceptions and parameters, limit the ability of the Issuer to incur additional debt and limit the ability of the Issuer to incur liens with respect to the Issuer’s senior subordinated notes or any debt incurred to refinance the Issuer’s senior subordinated notes. The Indenture also includes customary events of default, which may result in the acceleration of the maturity of the Convertible Notes under the Indenture.

Investment Agreement

On September 14, 2018, the Issuer and SLA Avatar Holdings I, L.P. (by assignment from Silver Lake Alpine, L.P.) entered into the Investment Agreement, pursuant to which SLA Avatar Holdings I, L.P. purchased the Convertible Notes on September 17, 2018. On October 31, 2019, in connection with an internal reorganization of certain investments held on behalf of certain investment funds affiliated with SLA Avatar Holdings I, L.P., SLA Avatar Holdings I, L.P. effected an in-kind distribution of the Convertible Notes to SLA Avatar and SLA Avatar executed a joinder to the Investment Agreement, pursuant to which SLA Avatar became a party to, and bound by, all the rights and obligations of SLA Avatar Holdings I, L.P. thereunder as a purchaser of the Convertible Notes.

Board Representation

Pursuant to the Investment Agreement, as long as Silver Lake and its affiliates beneficially own at least 25% of the outstanding common stock of the Issuer beneficially owned by them immediately following the issuance of the Convertible Notes and the sale of the Purchased Notes (as defined below) to the Syndication Purchaser, assuming the conversion of the Convertible Notes on a full physical basis into the Issuer’s Class A Common Stock and excluding any shares beneficially owned other than as a result of the Convertible Notes or the conversion thereof or pursuant to the exercise of any Participation Rights (as defined below) under the Investment Agreement, Silver Lake will have the right to nominate a Silver Lake managing director as a Class III director on the Issuer’s Board who will serve on all committees of the Board (to the extent permitted pursuant to the independence requirements under applicable laws). In connection with the foregoing, Lee Wittlinger, Managing Director of Silver Lake, was appointed to the Board on September 17, 2018. Additionally, for so long as Silver Lake has the right to nominate an individual to the Board, Silver Lake is entitled to appoint a Board observer who will observe Board meetings and receive copies of all Board materials.

Standstill Obligations

Silver Lake and certain of its affiliates are subject to certain standstill obligations until the later of (i) the date that is nine months following such time as Silver Lake no longer has a representative, and no longer has rights to have a representative, on the Board and (ii) the three-year anniversary of the closing (such period, the “Standstill Period”). During the Standstill Period, Silver Lake and such affiliates will not, among other things and subject to specified exceptions (a) acquire any securities of the Issuer if, immediately after such acquisition, Silver Lake, together with certain of its affiliates, would beneficially own more than 27.5% of the then outstanding common stock of the Issuer; (b) participate in any solicitation of proxies; or (c) form, join or participate in any group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended). Any purchases of securities of the Issuer pursuant to Silver Lake’s Participation Rights under the Investment Agreement or pursuant to the ROFR Agreement (both as defined below) will also be exempt from these standstill obligations. The Standstill Period will terminate early upon the effective date of a change of control of the Issuer or, if earlier, 90 days after such date that Silver Lake and certain of its affiliates cease to beneficially own any Convertible Notes or shares of the Issuer’s common stock (other than as may be issued to directors for compensation purposes).

Transfer Restrictions; Participation and Registration Rights

During the period from the second to the third anniversary of the purchase of the Convertible Notes, Silver Lake has certain rights to purchase a pro rata portion (based on the number of shares of the Issuer’s common stock beneficially owned by Silver Lake, assuming the conversion of the Convertible Notes into the Issuer’s Class A Common Stock) of any equity securities, or instruments convertible into or exchangeable for any equity securities, in certain proposed offerings by the Issuer (the “Participation Rights”). Silver Lake’s Participation Rights will not apply in connection with certain excluded transactions, including any acquisitions, strategic partnerships or commercial arrangements entered into by the Issuer or any equity compensation plans, or underwritten offerings (provided, that, the Issuer will consult with Silver Lake during certain applicable time periods prior to any such offering, and if Silver Lake notifies the Issuer of its desire to participate in the underwritten offering, the Issuer will either (i) offer Silver Lake the ability to purchase up to its pro rata share of any of the additional securities being offered in a concurrent private placement or (ii) if Silver Lake agrees in writing, direct the underwriters of the underwritten offering to permit Silver Lake to participate in the underwritten offering for up to its pro rata share of the additional securities being offered, in each of cases (i) and (ii), on the same terms and at the same price as offered to the public).

Silver Lake is also entitled to certain registration rights for the Convertible Notes and the shares of common stock issuable upon conversion of the Convertible Notes, subject to specified limitations. In connection therewith, the Issuer filed a Registration Statement on Form S-3ASR on December 14, 2018 (File No. 333-228823) registering under the Securities Act of 1933, as amended, the sale of the Convertible Notes and the shares of Class A Common Stock deliverable upon conversion of the Convertible Notes.

Wanda Repurchase Agreement

Pursuant to a Stock Repurchase and Cancellation Agreement between the Issuer and Wanda (the “Wanda Repurchase Agreement”) certain shares of the Issuer’s Class B Common Stock held by Wanda (the “Forfeiture Shares”) are subject to forfeiture and cancellation by the Issuer until the earlier of the maturity date of the Convertible Notes and the date that no Convertible Notes are outstanding. The Forfeiture Shares, or a portion thereof depending on the magnitude of the change in the conversion price, will be forfeited to the Issuer and cancelled in the event that the reset provision contained in the Indenture is triggered on September 14, 2020 and subsequently holders of the Convertible Notes convert the Convertible Notes, with the entire amount of Forfeiture Shares forfeited and cancelled in the event that the reset provision results in a change in conversion price to the conversion price floor and holders of the Convertible Notes subsequently convert the Convertible Notes.

The Wanda Repurchase Agreement provides that for so long as Silver Lake is entitled to nominate an individual to the Board, Wanda will not vote or exercise its right to consent in favor of any directors that were not previously approved by the Board and proposed on the Issuer’s slate of directors at any meeting of stockholders of the Issuer at which any individuals to be elected to the Board are submitted for the consideration and vote of the stockholders of the Issuer.

Right of First Refusal Agreement

On September 14, 2018, the Issuer, Silver Lake and Wanda entered into a Right of First Refusal Agreement (the “ROFR Agreement”), which provides Silver Lake certain rights to purchase shares of the Issuer’s common stock that Wanda proposes to sell during a period of two years from the date of execution of the ROFR Agreement or, if earlier, until such time that Wanda and its affiliates cease to beneficially own at least 50.1% of the total voting power of the Issuer’s voting stock. The right of first refusal applies to both registered and unregistered transfers of shares. Under the ROFR Agreement, in the event that Wanda and its affiliates cease to beneficially own at least 50.1% of the total voting power of the Issuer’s voting stock, then the Issuer will have the same right of first refusal over sales of the Issuer’s common stock by Wanda as described above until the expiration of the two-year period beginning on the date of execution of the ROFR Agreement. In such event, the Issuer may exercise such right to purchase shares from Wanda from time to time pursuant to the ROFR Agreement in its sole discretion, subject to approval by the disinterested directors of the Board. If the Issuer determines to exercise its right to purchase shares from Wanda pursuant to the ROFR Agreement, it will have the obligation under the Investment Agreement to offer to sell to Silver Lake a like number of shares of the Issuer’s Class A Common Stock, at the same per share price at which it purchased the Wanda shares.

Syndication Note Purchase Agreement

On September 14, 2018, Silver Lake entered into the Syndication Note Purchase Agreement, pursuant to which the Syndication Purchaser purchased $150,000,000 aggregate principal amount of Convertible Notes (the “Purchased Notes”) and Silver Lake agreed to assign to the Syndication Purchaser, and the Syndication Purchaser agreed to assume from Silver Lake, certain of Silver Lake’s rights and obligations under the Investment Agreement solely with respect to the Purchased Notes, on the terms and subject to the conditions and limitations set forth therein. The Syndication Note Purchase Agreement further provides that (i) the Syndication Purchaser may not transfer the Convertible Notes or the economic consequences of ownership of the Convertible Notes, shares of the Issuer’s common stock issued upon conversion of Convertible Notes or securities of the Issuer acquired in connection with the Participation Rights, without Silver Lake’s consent, other than specific exceptions for transfers to certain affiliates, (ii) the Syndication Purchaser shall participate in any transfer or conversion by Silver Lake of Convertible Notes or transfer of shares of Class A Common Stock received upon conversion of Convertible Notes, with respect to its pro rata portion of Convertible Notes or shares of Class A Common Stock held, subject to certain exceptions, and (iii) the Syndication Purchaser will vote, or will withhold or abstain its vote in respect of, voting securities of the Issuer solely as instructed by Silver Lake.

Margin Loan Facility

On October 31, 2019, SLA Avatar and certain of its affiliates entered into a Margin Loan Agreement dated as of October 31, 2019 (as amended from time to time, the “2019 Loan Agreement”) with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”) and JPMorgan Chase Bank, National Association., as administrative agent.

Pursuant to the 2019 Loan Agreement, the obligations of SLA Avatar and other affiliated borrowers thereunder are secured by, among other assets held by such affiliated borrowers, a pledge of Convertible Notes owned by SLA Avatar. As of the date of filing, SLA Avatar has pledged an aggregate principal amount of $450,000,000 of Convertible Notes (the “Pledged Notes”).

The loans under the 2019 Loan Agreement mature on or about October 31, 2024, subject to any mutually agreed extension. Upon the occurrence of certain events that are customary for these type of loans, the Lenders may exercise their rights to require SLA Avatar and the other affiliated borrowers to pre-pay the loan proceeds or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Notes and other collateral, in each case, in accordance with the 2019 Loan Agreement and related documentation.

References to and descriptions of the Indenture, the Convertible Notes, the Investment Agreement, the ROFR Agreement and the Syndication Note Purchase Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement or document, each of which is filed as an exhibit hereto and is incorporated by reference herein. References to the Wanda Repurchase Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is filed as Exhibit 10.2 to the Issuer’s Form 8-K filed on September 20, 2018.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.

Indenture by and among AMC Entertainment Holdings, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee, dated as of September 14, 2018, including form of Convertible Notes (incorporated herein by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 1-33892) filed on September 20, 2018).

C.

Investment Agreement by and between AMC Entertainment Holdings, Inc. and Silver Lake Alpine, L.P., dated as of September 14, 2018 (incorporated herein by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 1-33892) filed on September 20, 2018).

D.

Right of First Refusal Agreement by and among AMC Entertainment Holdings, Inc., Silver Lake Alpine, L.P. and Wanda America Entertainment, Inc., dated as of September 14, 2018 (incorporated herein by reference from Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 1-33892) filed on September 20, 2018).

E.	Note Purchase Agreement, by and among Silver Lake Alpine, L.P. and Sargas Investment Pte. Ltd., dated as of September 14, 2018.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2020

SLA CM Avatar Holdings, L.P.
By:	SLA CM GP, L.L.C. its general partner

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director

SLA CM GP, L.L.C.

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director

SL Alpine Aggregator GP, L.L.C.
By:	Silver Lake Alpine Associates, L.P., its managing member
By:	SLAA (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Alpine Associates, L.P.
By:	SLAA (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLAA (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation
Michael Bingle	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class A Common Stock.